SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of: November, 2015	Commission File Number: 001-32562

STANTEC INC.
(Name of Registrant)

10160 – 112 Street
Edmonton, Alberta
Canada T5K 2L6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K, dated October 19, 2015, is specifically incorporated by reference into Stantec Inc.’s Registration Statement on Form S-8 (File No. 333-143082).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: November 5, 2015	By:	/s/ Daniel J. Lefaivre
Name: Daniel J. Lefaivre
Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Stantec to Aquire KBR'S Infrastructure Americas Division